EXHIBIT 99.1

Osisko Announces Gibraltar Silver Stream Amendment

MONTREAL, April 29, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has completed an amendment to its 75% silver stream (the “Silver Stream”) with respect to the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”).

Osisko and Taseko have amended the Silver Stream by reducing the price paid by Osisko for each ounce of refined silver from USD $2.75 to nil in exchange for cash consideration of CAD $8.5 million to Taseko.

Sean Roosen, Chair and CEO of Osisko commented: “We are pleased to announce this transaction further improving one of our high-quality Canadian precious metal assets while also continuing our strong partnership with Taseko.  Our agreement with Taseko increases Osisko’s operating margin on the Silver Stream to 100% from 80% while providing Taseko with general working capital support contributing to its strong pro-forma cash position of approximately $58.5 million.  Gibraltar is a long-life asset with a proven operator and, as such, this investment continues to provide Osisko’s shareholders with silver price optionality over multiple cycles”.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.8% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the realization of the anticipated benefits deriving from its investments and the transaction with Taseko and the general performance of the assets of Osisko, management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, fluctuations in the prices of the commodities that drive royalties held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, influence of macroeconomic developments, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties, delays or adverse climatic conditions or on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest ; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.